FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR December 13, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                            FORM  51-102F3

                        MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         December 12, 2007


Item 3   News Release
         ------------

         Issued December 12, 2007 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, BC, CANADA, December 12th, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-liquid-fuel technology, today announced the appointment of Thomas J. Bouchard as Chief Operating Officer. Mr. Bouchard's appointment will be effective January 2, 2008, and he will report directly to Andrew Kingston, Dynamotive's President and Chief Executive Officer. Mr. Bouchard will help lead the ramp up of global operations.


Item 5   Full Description of Material Change
         -----------------------------------

5.1 Full Description of Material Change

VANCOUVER, BC, CANADA, December 12th, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-liquid-fuel technology, today announced the appointment of Thomas J. Bouchard as Chief Operating Officer. Mr. Bouchard's appointment will be effective January 2, 2008, and he will report directly to Andrew Kingston, Dynamotive's President and Chief Executive Officer. Mr. Bouchard will help lead the ramp up of global operations.

Mr. Bouchard, age 47, brings extensive experience from the process manufacturing industry including materials, quality control and packaging industry segments. For over 20 years at General Electric, he successfully held numerous operational and general management positions in its plastics business in the U.S., Canada and Europe. Most recently he was the VP & GM - Americas for Consumer Solutions at MeadWestvaco and prior to that Mr. Bouchard was the CEO of MetricVision Inc., where he led the successful turnaround and sale of this venture-capital-backed manufacturer and marketer of laser-based quality control products. A member of the Potomac Officers Club, Mr. Bouchard also serves on the board of directors of Sigma Space Corporation and Segmented Sensor Technologies, Inc. He earned a Master of Science degree in Management from Purdue University and a Bachelor's degree in Chemistry from Williams College.

Andrew Kingston commented "Tom Bouchard's track record in making things happen is one of his many strengths and DynaMotive is fortunate to have him join the team," He added: "Tom holds the academic credentials and has the top-drawer, hands-on experience to help us take Dynamotive to the next level of operations and market penetration. We welcome him aboard and look forward to his contribution."


5.2  Disclosure for Restructuring Transactions

     N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:      Andrew Kingston, President & CEO
         Telephone:    (604) 267-6013


Item 9   Date of Report
         --------------

         December 12, 2007

         DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                            (signed)      "Andrew Kingston"
                                           ----------------
                                           Andrew Kingston
                                           President & CEO




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                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                        News Release:  December 12th, 2007

      Dynamotive Appoints Thomas J. Bouchard as Chief Operating Officer

VANCOUVER, BC, CANADA, December 12th, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-liquid-fuel technology, today announced the appointment of Thomas J. Bouchard as Chief Operating Officer. Mr. Bouchard's appointment will be effective January 2, 2008, and he will report directly to Andrew Kingston, Dynamotive's President and Chief Executive Officer. Mr. Bouchard will help lead the ramp up of global operations.

Mr. Bouchard, age 47, brings extensive experience from the process manufacturing industry including materials, quality control and packaging industry segments. For over 20 years at General Electric, he successfully held numerous operational and general management positions in its plastics business in the U.S., Canada and Europe. Most recently he was the VP & GM - Americas for Consumer Solutions at MeadWestvaco and prior to that Mr. Bouchard was the CEO of MetricVision Inc., where he led the successful turnaround and sale of this venture-capital-backed manufacturer and marketer of laser-based quality control products. A member of the Potomac Officers Club, Mr. Bouchard also serves on the board of directors of Sigma Space Corporation and Segmented Sensor Technologies, Inc. He earned a Master of Science degree in Management from Purdue University and a Bachelor's degree in Chemistry from Williams College.

Andrew Kingston commented "Tom Bouchard's track record in making things happen is one of his many strengths and DynaMotive is fortunate to have him join the team," He added: "Tom holds the academic credentials and has the top-drawer, hands-on experience to help us take Dynamotive to the next level of operations and market penetration. We welcome him aboard and look forward to his contribution."


About BioOil(R) Biofuel

BioOil(R) is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus(TM) are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been awarded the coveted EcoLogo in Canada, meaning that they are certified, as meeting the stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.


About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon AND greenhouse-gas-neutral fast pyrolysis technology uses medium temperatures and oxygen-free conditions to turn dry, waste cellulosic biomass into BioOil(R) for power and heat generation. BioOil(R) can be further converted into vehicle fuels and chemicals. For further information, please visit the company's website at www.dynamotive.com.




Contacts:

Nathan Neumer, Director of Communications, 604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.



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